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                              January 17, 2024

       Jill Timm
       Chief Financial Officer
       Kohl   s Corporation
       N56 W17000 Ridgewood Drive
       Menomonee Falls, Wisconsin 53051

                                                        Re: Kohl   s
Corporation
                                                            Form 10-K for
Fiscal Year Ended January 28, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended October 28, 2023
                                                            File No. 001-11084

       Dear Jill Timm:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended January 28, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 21

   1. We note that the change in net sales was driven by lower sales in both stores and digital, and that the impact of
higher average ticket was offset by lower units per transaction.
                                                        Please quantify the
extent to which changes in net sales are attributable to changes in prices or to changes in
the volume of goods being sold. Refer to Item 303(b)(2)(iii) of
                                                        Regulation S-K.
       FreeCash Flow, page 28

   2. We note that your calculation of Free cash flows includes an adjustment for finance lease and financing
obligation payments. Please revise the title of this measure to "Adjusted
                                                        Free Cash Flow". See
Question 102.07 of the Staff   s Compliance & Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures.
 Jill Timm
Kohl   s Corporation
January 17, 2024
Page 2
Key Financial Ratio Calculations, page 28

3. We note that EBITDAR is a component used in the calculation of Adjusted debt to
         EBITDAR and Adjusted ROI. We also note disclosure that Adjusted EBITDAR is a useful non-GAAP measure that excludes items that are non-operating in nature and focuses on items that are key to your operating performance. Please tell us how you determined that rent is non-operating in nature and is not key to your operating performance. See Question 100.01 of the Staff's Compliance and
Disclosure
         Interpretations (C&DI's) on Non-GAAP Financial Measures. Please also see Question
         103.02 of the C&DI's with regard to the reconciliation of EBITDA(R). Form 10-Q for Fiscal Quarter Ended October 28, 2023

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary, page 14

4. We note that inventory decreased 13% from last year as a result of one of your key strategies to manage inventory and expenses with discipline. We also note that operating cash flow increased year over year due to strong inventory management in 2023. Please expand your disclosure to discuss the changes in inventory management and how they resulted in changes to your results of operations and liquidity.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307
with any questions.



FirstName LastNameJill Timm                                  Sincerely,
Comapany NameKohl   s Corporation
                                                             Division of
Corporation Finance
January 17, 2024 Page 2                                      Office of Trade &
Services
FirstName LastName